Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208197

Prospectus Supplement No. 3
(to Prospectus dated December 31, 2015
and Prospectus Supplement No. 1 dated March 2, 2016
and Prospectus Supplement No. 2 dated May 6, 2016)

Class A Common Stock
Supplement No. 3 to Prospectus dated August 4, 2016

On August 4, 2016, GoDaddy Inc. filed its Quarterly Report on Form 10-Q for the period ended June 30, 2016. That Form 10-Q, without exhibits, is attached hereto.

The attached information modifies and supersedes, in part, the information in the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2. Any information that is modified or superseded in the Prospectus, Prospectus Supplement No. 1 or Prospectus Supplement No. 2 shall not be deemed to constitute a part of the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2 except as modified or superseded by this Prospectus Supplement. This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2 which are required to be delivered with this Prospectus Supplement.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 10 of the Prospectus dated December 31, 2015, as well as the section entitled “Risk Factors” included in our Form 10-K for the fiscal year ended December 31, 2015 previously filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.
_______________________

The date of this Prospectus Supplement is August 4, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number: 001-36904

GoDaddy Inc.
(Exact name of registrant as specified in its charter)

Delaware		46-5769934
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

14455 N. Hayden Road
Scottsdale, Arizona 85260
(Address of principal executive offices, including zip code)

(480) 505-8800
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒    No    ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes    ☒    No    ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes    ☐    No    ☒
As of July 29, 2016, there were 82,449,900 shares of GoDaddy Inc.'s Class A common stock, $0.001 par value per share, outstanding and 79,257,164 shares of GoDaddy Inc.'s Class B common stock, $0.001 par value per share, outstanding.

GoDaddy Inc.
Quarterly Report on Form 10-Q
For the Quarterly Period Ended June 30, 2016

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, involving substantial risks and uncertainties. The words "believe," "may," "will," "potentially," "plan," "estimate," "continue," "anticipate," "intend," "project," "expect" and similar expressions conveying uncertainty of future events or outcomes are intended to identify forward-looking statements. These statements include, among other things, those regarding:

•	our ability to continue to add new customers and increase sales to our existing customers;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our dependence on establishing and maintaining a strong brand;

•	the occurrence of service interruptions and security or privacy breaches;

•	system failures or capacity constraints;

•	the rate of growth of, and anticipated trends and challenges in, our business and in the market for our products;

•
our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in technology and development, marketing and advertising, general and administrative and Customer Care expenses, and our ability to achieve and maintain, future profitability;

•	our ability to continue efficiently acquiring customers, maintaining our high customer retention rates and maintaining the level of our customers’ lifetime spend;

•	our ability to provide high quality Customer Care;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to expand internationally;

•	the impact of fluctuations in foreign currency exchange rates on our business and our ability to effectively manage the exposure to such fluctuations;

•	our ability to effectively manage our growth and associated investments;

•	our ability to integrate recent or potential future acquisitions;

•	our ability to maintain our relationships with our partners;

•	adverse consequences of our substantial level of indebtedness;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to maintain or improve our market share;

•	sufficiency of cash and cash equivalents to meet our needs for at least the next 12 months;

•	beliefs and objectives for future operations;

•	our ability to stay in compliance with laws and regulations currently applicable to, or which may become applicable to, our business both in the United States and internationally;

•	economic and industry trends or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the amount and timing of any payments we make under tax receivable agreements (TRAs) or for tax distributions;

•	the future trading prices of our Class A common stock;
as well as other statements regarding our future operations, financial condition and prospects and business strategies.
We operate in very competitive and rapidly-changing environments, and new risks emerge from time-to-time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we

NOTE ABOUT FORWARD-LOOKING STATEMENTS (continued)

may make. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report may not occur, and actual results could differ materially and adversely from those implied in our forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this report to conform such statements to actual results or to changes in our expectations, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.
Unless expressly indicated or the context suggests otherwise, references to GoDaddy, we, us and our refer to GoDaddy Inc. and its consolidated subsidiaries, including Desert Newco, LLC (Desert Newco). We refer to Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, KKR), Silver Lake Partners (together with its affiliates, Silver Lake) and Technology Crossover Ventures (together with its affiliates, TCV) collectively as the Sponsors. We refer to YAM Special Holdings, Inc. (formerly The Go Daddy Group, Inc.) as YAM. We refer to Robert R. Parsons, the sole beneficial owner of YAM, our founder and a member of our board of directors, as Bob Parsons.

Part I - FINANCIAL INFORMATION
Item 1. Financial Statements
GoDaddy Inc.
Condensed Consolidated Balance Sheets (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

	June 30,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$472.1	$348.0
Short-term investments	9.6	4.5
Accounts and other receivables	7.4	4.8
Registry deposits	21.0	18.7
Prepaid domain name registry fees	310.6	292.6
Prepaid expenses and other current assets	40.0	25.3
Total current assets	860.7	693.9
Property and equipment, net	233.3	225.0
Prepaid domain name registry fees, net of current portion	170.4	163.7
Goodwill	1,664.9	1,663.4
Intangible assets, net	727.7	735.3
Other assets	6.7	12.1
Deferred tax assets	7.0	5.4
Total assets	$3,670.7	$3,498.8
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$66.3	$39.4
Accrued expenses and other current liabilities	129.0	127.0
Payable to related parties for tax distributions	—	5.3
Payable to related parties pursuant to tax receivable agreements	6.9	—
Deferred revenue	1,026.8	937.7
Long-term debt	4.1	4.2
Total current liabilities	1,233.1	1,113.6
Deferred revenue, net of current portion	518.2	478.5
Long-term debt, net of current portion	1,037.7	1,039.8
Payable to related parties pursuant to tax receivable agreements, net of current portion	193.9	151.6
Other long-term liabilities	33.9	34.3
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.001 par value - 50,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.001 par value - 1,000,000 shares authorized; 82,042 and 67,083 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	0.1	0.1
Class B common stock, $0.001 par value - 500,000 shares authorized; 79,258 and 90,398 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	0.1	0.1
Additional paid-in capital	489.7	454.6
Accumulated deficit	(51.6)	(32.2)
Accumulated other comprehensive income	2.9	3.2
Total stockholders' equity attributable to GoDaddy Inc.	441.2	425.8
Non-controlling interests	212.7	255.2
Total stockholders' equity	653.9	681.0
Total liabilities and stockholders' equity	$3,670.7	$3,498.8

See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Condensed Consolidated Statements of Operations (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue:
Domains	$229.8	$208.5	$448.7	$407.7
Hosting and presence	167.5	145.5	327.9	285.7
Business applications	58.9	40.5	113.3	77.4
Total revenue	456.2	394.5	889.9	770.8
Costs and operating expenses(1):
Cost of revenue (excluding depreciation and amortization)	162.1	139.7	316.5	276.9
Technology and development	70.2	67.0	141.9	133.9
Marketing and advertising	60.0	50.8	117.5	101.5
Customer care	62.1	55.7	123.8	112.4
General and administrative	52.8	76.5	101.0	124.4
Depreciation and amortization	39.3	38.4	78.2	75.8
Total costs and operating expenses	446.5	428.1	878.9	824.9
Operating income (loss)	9.7	(33.6)	11.0	(54.1)
Interest expense	(14.3)	(16.6)	(28.6)	(40.1)
Tax receivable agreements liability adjustment	(6.1)	—	(10.7)	—
Loss on debt extinguishment	—	(21.4)	—	(21.4)
Other income (expense), net	(0.8)	0.5	(0.1)	0.7
Loss before income taxes	(11.5)	(71.1)	(28.4)	(114.9)
Benefit (provision) for income taxes	0.4	(0.2)	(1.0)	0.2
Net loss	(11.1)	(71.3)	(29.4)	(114.7)
Less: net loss attributable to non-controlling interests	(2.2)	(41.5)	(10.0)	(41.5)
Net loss attributable to GoDaddy Inc.	$(8.9)	$(29.8)	$(19.4)	$(73.2)
Net loss per share of Class A common stock—basic and diluted(2)	$(0.11)	$(0.46)	$(0.26)	$(0.81)
Weighted-average shares of Class A common stock outstanding—basic and diluted(2)	79,872	64,635	73,853	51,730
___________________________ (1) Costs and operating expenses include equity-based compensation expense as follows:
Technology and development	$4.4	$4.3	$9.9	$8.1
Marketing and advertising	1.6	1.7	3.5	3.0
Customer care	0.6	0.9	1.4	1.2
General and administrative	4.2	2.9	8.0	6.2

(2)
Amounts for periods prior to our initial public offering (IPO) have been retrospectively adjusted to give effect to the organizational transactions completed prior to our IPO. The prior period amounts do not consider the 26,000 shares of Class A common stock sold in our IPO. See Note 11.

See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Condensed Consolidated Statement of Stockholders' Equity (unaudited)
(In millions, except share amounts which are reflected in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest
	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2015	67,083	$0.1	90,398	$0.1	$454.6	$(32.2)	$3.2	$255.2	$681.0
Net loss	—	—	—	—	—	(19.4)	—	(10.0)	(29.4)
Equity-based compensation expense	—	—	—	—	22.8	—	—	—	22.8
Stock option and warrant exercises and other	3,819	—	—	—	39.3	—	—	(16.0)	23.3
Effect of exchanges of LLC Units	11,140	—	(11,140)	—	11.5	—	—	(11.5)	—
Liability pursuant to the tax receivable agreements resulting from exchanges of LLC Units	—	—	—	—	(38.5)	—	—	—	(38.5)
Distributions to holders of LLC Units	—	—	—	—	—	—	—	(5.0)	(5.0)
Impact of foreign currency hedging derivatives	—	—	—	—	—	—	(0.3)	—	(0.3)
Balance at June 30, 2016	82,042	$0.1	79,258	$0.1	$489.7	$(51.6)	$2.9	$212.7	$653.9

See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)

	Six Months Ended June 30,
	2016	2015
Operating activities
Net loss	$(29.4)	$(114.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	78.2	75.8
Equity-based compensation	22.8	18.5
Loss on debt extinguishment	—	21.4
Other	8.0	4.5
Changes in operating assets and liabilities, net of amounts acquired:
Registry deposits	(2.3)	(2.4)
Prepaid domain name registry fees	(24.7)	(28.9)
Deferred revenue	130.0	132.1
Other operating assets and liabilities	15.1	13.1
Net cash provided by operating activities	197.7	119.4
Investing activities
Purchases of short-term investments	(10.5)	(6.5)
Maturities of short-term investments	5.4	4.1
Business acquisitions, net of cash acquired	(41.3)	(30.7)
Purchases of property and equipment, excluding improvements	(24.6)	(21.6)
Purchases of leasehold and building improvements	(2.0)	(1.4)
Other investing activities, net	—	1.1
Net cash used in investing activities	(73.0)	(55.0)
Financing activities
Proceeds received from:
Issuance of Class A common stock sold in IPO, net of offering costs	—	482.5
Stock option and warrant exercises and other	23.3	0.9
Payments made for:
Distributions to holders of LLC Units	(10.8)	—
Repayment of senior note	—	(300.0)
Repayment of revolving credit loan	—	(75.0)
Repayment of term loan	(5.5)	(5.5)
Financing-related costs	—	(13.5)
Contingent consideration for business acquisitions	(1.5)	—
Capital leases and other financing obligations	(6.1)	(3.4)
Net cash (used in) provided by financing activities	(0.6)	86.0
Net increase in cash and cash equivalents	124.1	150.4
Cash and cash equivalents, beginning of period	348.0	139.0
Cash and cash equivalents, end of period	$472.1	$289.4
Supplemental cash flow information:
Cash paid during the period for:
Interest on long-term debt	$23.3	$35.4
Income taxes, net of refunds received	$1.8	$1.0
Supplemental information for non-cash investing and financing activities:
Fair value of contingent consideration in connection with business acquisitions	$—	$0.9
Accrued capital expenditures, excluding improvements, at period end	$16.5	$15.4
Accrued capital expenditures, leasehold and building improvements, at period end	$2.0	$0.5
Property and equipment acquired under capital leases	$2.9	$4.7

See accompanying notes to condensed consolidated financial statements.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

1.    Organization and Background
Description of Business
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy-to-use cloud-based products and outcome-driven, personalized customer care. We operate the world’s largest domain marketplace and provide website building, hosting and security tools to help customers easily construct and protect their online presence and tackle the rapidly-changing technology landscape. As our customers grow, we provide applications helping them connect to their customers, manage and grow their businesses and get found online.
Organization
We were incorporated on May 28, 2014 for the purpose of facilitating an IPO and other related organizational transactions in order to operate and control all of the business and affairs of Desert Newco and its subsidiaries. Our IPO was completed on April 7, 2015. As sole managing member, we have all voting power in, and control the management of, Desert Newco. As a result, we consolidate Desert Newco’s financial results and report a non-controlling interest representing the economic interest held by the other members of Desert Newco. As discussed in Note 5, in April 2016, we completed a secondary offering in which certain stockholders exchanged 10,382 LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock, increasing our ownership in Desert Newco to approximately 51% as of June 30, 2016.
Basis of Presentation
Our condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP), and include our accounts and the accounts of our subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.
We had no material components of other comprehensive income during any of the periods presented. As such, a consolidated statement of comprehensive income (loss) is not presented.
Our interim condensed consolidated financial statements are unaudited. These financial statements have been prepared in accordance with GAAP, and in our opinion, include all adjustments of a normal recurring nature necessary for the fair presentation of the interim periods presented. The results for the three and six months ended June 30, 2016 are not necessarily indicative of the results to be expected for any subsequent quarter or for the year ending December 31, 2016.
The accompanying financial statements should be read in conjunction with our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2015, as amended (2015 Form 10-K).
Prior Period Reclassifications
Reclassifications of certain immaterial prior period amounts have been made to conform to the current period presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions affecting amounts reported in our financial statements. Our more significant estimates include:

•	the determination of the best estimate of selling price of the deliverables included in multiple-deliverable revenue arrangements;
•the fair value of assets acquired and liabilities assumed in business acquisitions;

•	the assessment of recoverability of long-lived assets, including property and equipment, goodwill and intangible assets;

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

•the estimated reserve for refunds;
•the estimated useful lives of intangible and depreciable assets;
•the grant date fair value of equity-based awards;
•the recognition, measurement and valuation of current and deferred income taxes;
•the recognition and measurement of amounts payable under tax receivable agreements;
•the recognition and measurement of amounts payable as tax distributions to Desert Newco's owners; and
•the recognition and measurement of loss contingencies, indirect tax liabilities and certain accrued liabilities.
We periodically evaluate these estimates and adjust prospectively, if necessary. We believe our estimates and assumptions are reasonable; however, actual results may differ from our estimates.
Segments and Reporting Units
Our chief operating decision maker function is comprised of our Chief Executive Officer and Chief Operating Officer who collectively review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance for the entire company. Accordingly, we have a single operating segment and reporting unit structure.
2.    Summary of Significant Accounting Policies
Derivative Financial Instruments
We enter into foreign exchange forward contracts with financial institutions to hedge certain forecasted sales transactions denominated in currencies other than the United States (U.S.) dollar. We designate these forward contracts as cash flow hedges, which are recognized as either assets or liabilities at fair value. We do not hold or issue derivative instruments for speculative or trading purposes. At June 30, 2016, the total notional amount of outstanding contracts was $51.8 million, all having maturities of 12 months or less.
We reflect unrealized gains or losses on the effective portion of a cash flow hedge as a component of accumulated other comprehensive income. Gains and losses, once realized, are recorded as a component of accumulated other comprehensive income and are amortized to revenue over the same period in which the underlying hedged amounts are recognized. Any ineffective portion of gains or losses are recorded as other income (expense), net; such gains or losses were immaterial during all periods presented. Each period, we evaluate the effectiveness of each of our hedges. As of June 30, 2016, all hedges were determined to be effective.
Fair Value Measurements
Fair value is defined as an exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The framework for measuring fair value provides a three-tier hierarchy prioritizing inputs to valuation techniques used in measuring fair value as follows:
Level 1—Observable inputs such as quoted prices for identical assets or liabilities in active markets;
Level 2—Inputs, other than quoted prices for identical assets or liabilities in active markets, which are observable either directly or indirectly; and
Level 3—Unobservable inputs in which there is little or no market data requiring the reporting entity to develop its own assumptions.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

We hold certain assets required to be measured at fair value on a recurring basis. These may include reverse repurchase agreements, time deposits, money market funds and certificates of deposit, which are classified as either cash and cash equivalents or short-term investments. We classify these assets within Level 1 or Level 2 because we use either quoted market prices or alternative pricing sources utilizing market observable inputs to determine their fair value, as follows:

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Reverse repurchase agreements(1)	$—	$120.0	$—	$120.0
Money market funds	17.5	—	—	17.5
Short-term investments:
Certificates of deposit and time deposits	9.6	—	—	9.6
Total assets measured and recorded at fair value	$27.1	$120.0	$—	$147.1

(1)
Reverse repurchase agreements include an $80.0 million repurchase agreement with Morgan Stanley, callable with 31 days notice, and a $40.0 million repurchase agreement with Wells Fargo in overnight sweeps.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Reverse repurchase agreements(1)	$—	$40.0	$—	$40.0
Short-term investments:
Certificates of deposit	4.5	—	—	4.5
Total assets measured and recorded at fair value	$4.5	$40.0	$—	$44.5

(1)	Reverse repurchase agreements include a $40.0 million repurchase agreement with Wells Fargo in overnight sweeps.
We have no other material assets or liabilities measured at fair value on a recurring basis.
Foreign Currency
Our functional currency is the U.S. dollar. Assets denominated in foreign currencies are remeasured into U.S. dollars at period-end exchange rates. Foreign currency based revenue and expenses transactions are measured at transaction date exchange rates. Foreign currency remeasurement gains and losses are recorded in other income (expense), net and were $(1.4) million and $(1.2) million for the three months ended June 30, 2016 and 2015, respectively, and $(1.6) million and $(1.4) million for the six months ended June 30, 2016 and 2015, respectively.
The functional currency of certain of our foreign subsidiaries is their respective local currency. For these subsidiaries, we translate revenue and expense transactions at average exchange rates. We translate assets and liabilities at period-end exchange rates and include foreign currency translation gains and losses as a component of accumulated other comprehensive income. Such gains and losses were not material during any of the periods presented.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard on revenue recognition from contracts with customers. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled to in exchange for those goods or services. In July 2015, the FASB approved a one year deferral of the effective date making the new standard effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted as of the original effective date. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. In March 2016, the FASB amended the principal-versus-agent implementation guidance set forth in the new standard. Among other things, this amendment clarifies that an entity should

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. In April 2016, the FASB amended certain aspects of the new standard related to identifying performance obligations and licensing implementation. In May 2016, the FASB amended certain aspects of the new standard related to collectability assessment, sales taxes and other similar taxes collected from customers, noncash consideration, contract modification and completed contracts at transition. This amendment is intended to address implementation issues raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new standard. We plan to adopt this new standard on January 1, 2018 and are currently evaluating the transition method we intend to utilize and the impact of this new standard on our consolidated financial statements.
In February 2016, the FASB issued new guidance related to accounting for leases. The new standard requires the recognition of assets and liabilities arising from lease transactions on the balance sheet and the disclosure of key information about leasing arrangements. Accordingly, a lessee will recognize a lease asset for its right to use the underlying asset and a lease liability for the corresponding lease obligation. Both the asset and liability will initially be measured at the present value of the future minimum lease payments over the lease term. Subsequent measurement, including the presentation of expenses and cash flows, will depend on the classification of the lease as either a finance or an operating lease. Initial costs directly attributable to negotiating and arranging the lease will be included in the asset. For leases with a term of 12 months or less, a lessee can make an accounting policy election by class of underlying asset to not recognize an asset and corresponding liability. Lessees will also be required to provide additional qualitative and quantitative disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. These disclosures are intended to supplement the amounts recorded in the financial statements and provide additional information about the nature of an organization’s leasing activities. The new standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The transition guidance also provides specific guidance for sale and leaseback transactions, build-to-suit leases and amounts previously recognized in accordance with the business combinations guidance for leases. We are currently evaluating the timing of our adoption and the impact of this new standard on our consolidated financial statements.
In March 2016, the FASB issued new guidance changing the accounting for certain aspects of share-based payments to employees. The guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis and allows for an employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the guidance requires recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid-in capital pools. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. We expect to adopt this guidance on January 1, 2017 and are currently evaluating its expected impact on our consolidated financial statements.
In June 2016, the FASB issued new guidance for the accounting for credit losses on instruments that will require us to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial instruments measured at amortized cost and also applies to some off-balance sheet credit exposures. The guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the timing of our adoption and the impact of this new guidance on our consolidated financial statements.
3.    Business Acquisitions
During the six months ended June 30, 2016, we completed an acquisition for $42.0 million in cash. This acquisition is not material to our results of operations, and as a result, no proforma financial information is presented.
The purchase price was allocated to the assets acquired based upon our assessment of their fair values as of the acquisition date with $38.4 million attributed to an indefinite-lived domain portfolio intangible asset, $1.5 million to goodwill, which is deductible for income tax purposes, and $1.0 million to other identified finite-lived intangible assets. We also recorded a $1.1 million reduction of our existing deferred revenue from prior transactions with the acquired business. Identified intangible assets, which were valued using either income- or cost-based approaches, include an indefinite-lived domain portfolio and customer-related intangible assets. The acquired finite-lived intangible assets have a weighted-average amortization period of 3.0 years.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

4.    Goodwill and Intangible Assets
The following table summarizes changes in our goodwill balance:

Balance at December 31, 2015	$1,663.4
Goodwill related to acquisitions	1.5
Balance at June 30, 2016	$1,664.9
Intangible assets, net are summarized as follows:

	June 30, 2016
	Gross Carrying Amount	Accumulated Amortization	Domains Sold	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	n/a	$445.0
Domain portfolio	99.6	n/a	$(7.0)	92.6
Finite-lived intangible assets:
Customer-related	362.2	$(219.3)	n/a	142.9
Developed technology	210.1	(167.8)	n/a	42.3
Trade names	11.2	(6.4)	n/a	4.8
Other	1.1	(1.0)	n/a	0.1
	$1,129.2	$(394.5)	$(7.0)	$727.7

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Domains Sold	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445.0	n/a	n/a	$445.0
Domain portfolio	61.2	n/a	(3.7)	57.5
Finite-lived intangible assets:
Customer-related	361.2	$(196.8)	n/a	164.4
Developed technology	210.1	(148.0)	n/a	62.1
Trade names	11.2	(5.2)	n/a	6.0
Other	1.1	(0.8)	n/a	0.3
	$1,089.8	$(350.8)	$(3.7)	$735.3
Customer-related intangible assets, developed technology, trade names and other intangible assets have weighted-average useful lives from the date of purchase of 99 months, 64 months, 58 months and 36 months, respectively. Amortization expense was $21.8 million and $23.6 million for the three months ended June 30, 2016 and 2015, respectively. Amortization expense was $43.7 million and $46.8 million for the six months ended June 30, 2016 and 2015, respectively. The weighted-average remaining amortization period for amortizable intangible assets was 44 months as of June 30, 2016.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

Based on the balance of finite-lived intangible assets at June 30, 2016, expected future amortization expense is as follows:

Year Ending December 31:
2016 (remainder of)	$45.6
2017	53.1
2018	44.9
2019	26.1
2020	20.4
Thereafter	—
$190.1
5.     Stockholders’ Equity
Secondary Offering
In April 2016, we completed a secondary offering in which certain stockholders, including the Sponsors, YAM and certain of our executive officers, sold an aggregate of 18,975 shares of our Class A common stock at a public offering price of $30.25 per share. We received $6.3 million in proceeds from the exercise of stock options in connection with the offering, but we did not receive any proceeds from the shares sold in the offering. The offering also included the exchange of 10,382 LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock by certain selling stockholders, which resulted in an $8.8 million increase in additional paid-in capital, with an offsetting reduction in non-controlling interests, and a material increase to the liability under the TRAs. See Note 10.

6.    Equity-Based Compensation Plans
On March 31, 2015, we adopted the 2015 Equity Incentive Plan (the 2015 Plan) and reserved a total of 10,285 shares of Class A common stock for issuance pursuant to the 2015 Plan. The shares reserved for issuance under the 2015 Plan also included up to 28,133 shares rolled over from the Desert Newco, LLC 2011 Unit Incentive Plan (the 2011 Unit Incentive Plan) and from certain other option plans assumed in connection with acquisitions. On January 1, 2016, in accordance with the automatic increase provisions of the 2015 Plan, an additional 6,299 shares were reserved for issuance pursuant to the 2015 Plan. As of June 30, 2016, 13,385 shares were available for issuance as future awards under the 2015 Plan.
On March 31, 2015, we adopted the 2015 Employee Stock Purchase Plan (the ESPP) and reserved a total of 2,000 shares of Class A common stock for issuance pursuant to the ESPP. On January 1, 2016, in accordance with the automatic increase provisions of the ESPP, an additional 1,000 shares were reserved for issuance pursuant to the ESPP. As of June 30, 2016, 2,325 shares were available for issuance as future awards under the ESPP.
We grant options at exercise prices equal to the fair market value of our Class A common stock on the grant date. We grant both options and restricted stock units (RSUs) vesting solely upon the continued employment of the recipient as well as awards vesting upon the achievement of annual or cumulative financial-based targets coinciding with our fiscal year. We recognize the grant date fair value of equity-based awards as compensation expense over the required service period of each award, taking into account the probability of our achievement of associated performance targets.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

The following table summarizes our option activity for the six months ended June 30, 2016:

	Number of Shares of Class A Common Stock (#)	Weighted- Average Grant- Date Fair Value ($)	Weighted- Average Exercise Price ($)
Outstanding at December 31, 2015	27,419		10.25
Granted	1,617	11.86	30.39
Exercised	(3,734)		6.21
Forfeited	(1,193)		16.71
Outstanding at June 30, 2016	24,109		11.90
Vested at June 30, 2016	13,312		7.54
The following table summarizes our RSU activity for the six months ended June 30, 2016:

	Number of Shares of Class A Common Stock (#)	Weighted- Average Grant- Date Fair Value ($)
Outstanding at December 31, 2015	93
Granted	2,164	29.38
Vested	(85)
Forfeited	(93)
Outstanding at June 30, 2016	2,079
At June 30, 2016, total unrecognized compensation expense related to non-vested stock options and RSUs was $47.8 million and $41.4 million, respectively, with an expected remaining weighted-average recognition period of 2.2 years and 3.2 years, respectively. We currently believe the performance targets related to the vesting of performance awards will be achieved. If such targets are not achieved, or are subsequently determined to not be probable of being achieved, we will not recognize any compensation expense relating to performance awards, and will reverse any previously recognized expense.
The fair value of each ESPP share is estimated on the first day of each offering period using the Black-Scholes option pricing model, and is recognized as compensation expense on a straight-line basis over the term in which it is outstanding. In May 2016, we discovered our “Up-C” structure was not eligible to offer a "tax-qualified" plan and terminated the then-current ESPP offering period. We refunded all amounts withheld on behalf of employees, including $8.8 million included in accrued expenses and other current liabilities at March 31, 2016. In connection with the offering period termination, we granted a total of 60 RSUs to employees who were participating in the ESPP prior to the termination date, including grants made subsequent to June 30, 2016. Expenses related to the offering period termination were not material. We started a "non-qualified" ESPP offering period in July 2016.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

7.    Deferred Revenue
Deferred revenue consists of the following:

	June 30, 2016	December 31, 2015
Current:
Domains	$532.1	$497.2
Hosting and presence	364.3	330.8
Business applications	130.4	109.7
	$1,026.8	$937.7
Noncurrent:
Domains	$306.0	$288.5
Hosting and presence	162.5	149.7
Business applications	49.7	40.3
	$518.2	$478.5
8.    Long-Term Debt
Long-term debt consists of the following:

	June 30, 2016	December 31, 2015
Term Loan due May 13, 2021 (effective interest rate of 4.9% at June 30, 2016 and 5.1% at December 31, 2015)	$1,078.0	$1,083.5
Revolving Credit Loan due May 13, 2019	—	—
Total	1,078.0	1,083.5
Less unamortized original issue discounts on long-term debt(1)	(33.7)	(36.8)
Less unamortized debt issuance costs(1)	(2.5)	(2.7)
Less current portion of long-term debt	(4.1)	(4.2)
	$1,037.7	$1,039.8

(1)	Original issue discounts and debt issuance costs are amortized to interest expense over the life of the related debt instruments using the effective interest method.
Term Loan and Revolving Credit Loan
Our amended and restated secured credit agreement (the Credit Facility) consists of a $1,100.0 million original balance term loan maturing on May 13, 2021 (the Term Loan) and an available $150.0 million revolving credit loan maturing on May 13, 2019 (the Revolving Credit Loan). Borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.25% per annum or (b) 2.25% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate or (iii) one-month LIBOR plus 1.0%.
At June 30, 2016, we had $150.0 million available for borrowing under the Revolving Credit Loan and were not in violation of any covenants of the Credit Facility.
The estimated fair value of the Term Loan was $1,080.0 million at June 30, 2016 based on observable market prices for this loan, which is traded in a less active market and is therefore classified as a Level 2 fair value measurement.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

Future Debt Maturities
Aggregate principal payments, exclusive of any unamortized original issue discounts and debt issuance costs, due on long-term debt as of June 30, 2016 are as follows:

Year Ending December 31:
2016 (remainder of)	$5.5
2017	11.0
2018	11.0
2019	11.0
2020	11.0
Thereafter	1,028.5
$1,078.0
9.    Commitments and Contingencies
Litigation
From time-to-time, we are a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. The amounts currently accrued for such matters are not material. While the results of such normal course claims and legal proceedings cannot be predicted with certainty, management does not believe, based on current knowledge and the likely timing of resolution of various matters, any additional reasonably possible potential losses above the amounts accrued for such matters would be material to our consolidated financial statements. Regardless of the outcome, legal proceedings may have an adverse effect on us because of defense costs, diversion of management resources and other factors.
Indemnifications
In the normal course of business, we have made indemnities under which we may be required to make payments in relation to certain transactions. These include indemnities to our directors and officers to the maximum extent permitted under applicable state laws and indemnifications related to certain lease agreements. In addition, certain advertiser and reseller partner agreements contain indemnification provisions, which are generally consistent with those prevalent in the industry. We have not incurred material obligations under indemnification provisions historically, and do not expect to incur material obligations in the future. Accordingly, we have not recorded any liabilities related to such indemnities as of June 30, 2016 and December 31, 2015.
We include service level commitments to our customers guaranteeing certain levels of uptime reliability and performance for our hosting and premium DNS products. These guarantees permit those customers to receive credits in the event we fail to meet those levels, with exceptions for certain service interruptions including but not limited to periodic maintenance. We have not incurred any material costs as a result of such commitments during any of the periods presented, and have not recorded any liabilities related to such obligations as of June 30, 2016 and December 31, 2015.
Indirect Taxes
We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the U.S. and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are complex and subject to change. We may be audited in the future, which could result in changes to our indirect tax estimates. We continually evaluate those jurisdictions in which nexus exists, and believe we maintain adequate indirect tax accruals.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

As of June 30, 2016 and December 31, 2015, our accrual for estimated indirect tax liabilities was $8.3 million and $7.1 million, respectively, reflecting our best estimate of the probable liability based on an analysis of our business activities, revenues subject to indirect taxes and applicable regulations in each jurisdiction. Although we believe our indirect tax estimates and associated reserves are reasonable, the final determination of indirect tax audits and any related litigation could be different than the amounts established for indirect tax contingencies.
10.    Income Taxes
We are required to file federal and applicable state corporate income tax returns and recognize income taxes on pre-tax income. Desert Newco has been and will continue to be treated as a partnership for U.S. income tax purposes. As such, Desert Newco is considered a pass-through entity and generally does not pay income taxes on its taxable income in most jurisdictions. Instead, Desert Newco's members, of which we are one, are liable for U.S. federal and state income taxes based on their taxable income. Desert Newco is liable for income taxes in certain foreign jurisdictions, in those states not recognizing its pass-through status and for certain subsidiaries not taxed as pass-through entities. We have acquired the outstanding stock of various entities taxed as corporations, which are now owned 100% by us or our subsidiaries and are treated as an independent consolidated group for federal income tax purposes. Where required or allowed, these subsidiaries also file as a consolidated group for state income tax purposes. We anticipate this structure to remain in existence for the foreseeable future.
Our effective tax rate differs from statutory rates primarily due to Desert Newco's pass-through structure for U.S. income tax purposes, while being treated as taxable in certain states and various foreign jurisdictions as well as for certain subsidiaries. In all foreign jurisdictions where we conduct business, except Canada, we are subject to income tax in both the U.S. and the foreign jurisdictions.
Based on our limited operating history and future projections of taxable income, we believe there is significant uncertainty as to when we will be able to utilize the net operating loss (NOL) and credit carryforwards and other tax attributes received through our IPO and related pre-IPO organizational transactions. Therefore, we have concluded it is more-likely-than-not these deferred tax assets will not be realized and have recorded a valuation allowance against these deferred tax assets. Net deferred tax assets associated with our subsidiaries taxed as corporations are considered by management to be more-likely-than-not of being realized; therefore, we have not recorded a valuation allowance against such deferred tax assets.
Based on our analysis of tax positions taken on income tax returns filed, we have determined a liability related to uncertain income tax positions is not required. Although we believe the amounts reflected in our tax returns substantially comply with applicable federal, state and foreign tax regulations, the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to our provision or benefit for income taxes in the period in which a final determination is made.
Payable to Related Parties Pursuant to the TRAs
As of December 31, 2015, our liability under the TRAs was $151.6 million, representing approximately 85% of the calculated tax savings based on the portion of the original basis adjustments (the OBAs) we anticipated being able to utilize in future years. During the six months ended June 30, 2016, we increased this liability to $200.8 million, including $6.9 million recorded as a current liability. The offsetting amounts to this increase consisted of 1) a $38.5 million reduction of additional paid-in capital resulting from the completion of the April 2016 secondary offering in which certain Desert Newco owners exchanged an aggregate of 10,382 LLC Units (together with the corresponding shares of Class B common stock) for an equivalent number of shares of our Class A common stock at a price of $30.25 per share and 2) a $10.7 million charge to our consolidated statement of operations, which was primarily due to: i) an increase in our ownership of Desert Newco, ii) the finalization of Desert Newco's 2015 taxable income allocated to us and iii) a change in forecasted 2016 taxable income.
The projection of future taxable income involves significant judgment. Actual taxable income may differ from our estimates, which could significantly impact the liability under the TRAs. We have determined it is more-likely-than-not we will be unable to utilize all of our deferred tax assets subject to the TRAs; therefore, we have not recorded a liability under the TRAs related to the tax savings we may realize from the utilization of NOL carryforwards and the amortization related to basis adjustments under Code Section 754 created by exchanges of LLC Units, including those exchanged in the secondary offering. If utilization of these deferred tax assets becomes more-likely-than-not in the future, at such time, we will record liabilities under the TRAs of up to an additional $171.1 million as a result of basis adjustments under Code Section 754 and up to an additional $120.1 million related to the tax attributes received in the pre-IPO organizational transactions, which will be

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

recorded through charges to our consolidated statement of operations. Additionally, if these tax attributes are not utilized in future years, it is reasonably possible no amounts would be paid under the TRAs.
Tax Distributions to Desert Newco's Owners
Desert Newco is subject to an operating agreement containing numerous provisions related to allocations of income and loss, as well as timing and amounts of distributions to its owners. This agreement also includes a provision requiring cash distributions enabling its owners to pay their taxes on income passing through from Desert Newco. These tax distributions are computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual and (ii) 7%. The assumed income tax rate currently totals 46.6%, which will increase to 50.4% in certain cases when the tax on net investment income is applicable.
In addition, under the tax rules, Desert Newco is required to allocate taxable income disproportionately to its unit holders. Because tax distributions are determined based on the holder of LLC Units who is allocated the largest amount of cumulative taxable income for the current year on a per unit basis, but are made pro rata based on ownership, Desert Newco is required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes Desert Newco would have otherwise paid.
As of December 31, 2015, our accrual for tax distributions related to estimated taxable income allocations to Desert Newco's owners for 2015, excluding us, was $5.3 million. In March 2016, following the finalization of 2015 taxable income allocated to each Desert Newco owner, we paid $4.6 million of such distributions based on ownership as of the payment date as follows: $1.8 million to YAM, $1.0 million to Silver Lake, $1.0 million to KKR, $0.5 million to TCV and $0.3 million to other Desert Newco owners. The remaining accrual was reversed to additional paid-in capital.
As of March 31, 2016, we had accrued $5.8 million, with an offsetting reduction in additional paid-in capital, for tax distributions related to estimated taxable income allocations to Desert Newco's owners for the first quarter of 2016, excluding us. In April 2016, we paid $2.3 million to YAM, $1.3 million to Silver Lake, $1.2 million to KKR, $0.7 million to TCV and $0.3 million to other Desert Newco owners.
An accrual for tax distributions was not required as of June 30, 2016.
11.    Loss Per Share
Basic loss per share is computed by dividing net loss attributable to GoDaddy Inc. by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted loss per share is computed giving effect to all potentially dilutive shares, including outstanding options, RSUs and warrants. Diluted loss per share for all periods presented is the same as basic loss per share as the inclusion of potentially issuable shares would be antidilutive.
For purposes of calculating loss per share for periods prior to the IPO, we treated the pre-IPO organizational transactions as a merger of entities under common control. Therefore, we have retrospectively reflected loss per share as though those transactions had occurred as of the earliest period presented. For all periods prior to the IPO, we allocated our historical net loss between the Class A stockholders and the non-controlling interest based on their respective share ownership. These calculations do not consider the 26,000 shares of Class A common stock sold in our IPO.

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Numerator:
Net loss	$(11.1)	$(71.3)	$(29.4)	$(114.7)
Less: net loss attributable to non-controlling interests	(2.2)	(41.5)	(10.0)	(72.9)
Net loss attributable to GoDaddy Inc.	$(8.9)	$(29.8)	$(19.4)	$(41.8)

Denominator:
Weighted-average shares of Class A common stock outstanding—basic	79,872	64,635	73,853	51,730
Effect of dilutive securities	—	—	—	—
Weighted-average shares of Class A Common stock outstanding—diluted	79,872	64,635	73,853	51,730

Net loss per share of Class A common stock—basic and diluted	$(0.11)	$(0.46)	$(0.26)	$(0.81)
The following number of weighted-average potentially dilutive shares were excluded from the calculation of diluted loss per share because the effect of including such potentially dilutive shares would have been antidilutive:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Options, RSUs and warrants	14,600	15,872	15,498	14,129
Shares of Class B common stock do not share in our earnings and are not participating securities. Accordingly, separate presentation of loss per share of Class B common stock under the two-class method has not been presented. Each share of Class B common stock (together with a corresponding LLC Unit) is exchangeable for one share of Class A common stock. The shares of Class B common stock were determined to be antidilutive under the if-converted and two-class methods; therefore, they are not included in the computation of net loss per share. Total shares of common stock outstanding were as follows:

	June 30, 2016	December 31, 2015
Class A common stock	82,042	67,083
Class B common stock	79,258	90,398
	161,300	157,481

GoDaddy Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(In millions, except share amounts which are reflected in thousands and per share amounts)

12.    Geographic Information
Revenue by geography is based on the customer's billing address, and was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
U.S.	$337.2	$293.3	$656.9	$573.0
International	119.0	101.2	233.0	197.8
	$456.2	$394.5	$889.9	$770.8
No individual international country represented more than 10% of total revenue in any period presented. Substantially all of our assets are located in the U.S.
13.    Related Party Transactions
Sponsors
Amounts paid to affiliates of KKR related to their participation as lenders under our Credit Facility were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Principal	$—	$5.1	$0.1	$5.1
Interest and other fees	0.3	0.3	0.6	0.7
As of June 30, 2016 and December 31, 2015, affiliates of KKR held $20.7 million and $28.8 million, respectively, of the outstanding principal balance of the Term Loan as participating lenders.
On December 16, 2011, we entered into a transaction and monitoring fee agreement with affiliates of certain of the Sponsors pursuant to which those entities provided management and advisory services. In April 2015, we made a final aggregate payment of $26.7 million upon the termination of this agreement following the completion of the IPO, which was charged to general and administrative expenses. Following this payment, we have no further obligations under this agreement.
Desert Newco pays tax distributions to its owners, including the Sponsors. See Note 10.
Bob Parsons and YAM
On December 16, 2011, we entered into a services agreement with Bob Parsons pursuant to which we were obligated to provide customary benefits and to reimburse up to $0.5 million of business expenses annually. In April 2015, we paid $3.0 million upon the termination of this agreement following the completion of the IPO, which was charged to general and administrative expenses. Following this payment, we have no further obligations under this agreement.
During the three and six months ended June 30, 2015, we paid $2.5 million and $9.2 million, respectively, of interest to YAM under a senior note, which was repaid in April 2015. We also paid a $13.5 million prepayment premium to YAM in connection with the repayment. Following this payment, the senior note was canceled.
Desert Newco pays tax distributions to its owners, including YAM. See Note 10.
Other
In the ordinary course of business, we purchase and lease computer equipment, technology licensing and software maintenance and support from affiliates of Dell Inc. (Dell) of which Silver Lake and its affiliates have a significant ownership interest. During the three months ended June 30, 2016 and 2015, we paid $4.3 million and $3.3 million, respectively, to Dell. During the six months ended June 30, 2016 and 2015, we paid $8.3 million and $8.9 million, respectively, to Dell.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included in Part I, Item 1 of this Quarterly Report on Form 10-Q as well as our audited consolidated financial statements and related notes and the discussion in the “Business” and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our 2015 Form 10-K.
(Throughout this discussion and analysis, dollars are in millions unless otherwise noted.)
Second Quarter Financial Highlights
Below are our key financial highlights as of and for the three months ended June 30, 2016. All comparisons are to the three months ended June 30, 2015.

•	Total revenue of $456.2 million, an increase of 15.6%, or approximately 17.6% on a constant currency basis(1).

•	International revenue of $119.0 million, an increase of 17.6%, or approximately 25.0% on a constant currency basis(1).

•	Total bookings(2) of $538.6 million, an increase of 13.2%, or approximately 14.4% on a constant currency basis(1).

•	Net loss was $11.1 million.

•	Adjusted EBITDA(2), a non-GAAP financial measure, increased 25.8% to $103.5 million.

•	Total customers increased 7.9% to 14.3 million.

•	Average revenue per user increased 6.2% to $125.

•	Cash and cash equivalents were $472.1 million.

•	Net cash provided by operating activities was $92.4 million.

•	Capital expenditures were $14.6 million.
(1) Discussion of constant currency is set forth in "Quantitative and Qualitative Disclosures about Market Risk."
(2) Reconciliations of total bookings to total revenue and Adjusted EBITDA to net loss, the most directly comparable GAAP financial measures, are set forth in "Reconciliation of Non-GAAP Financial Measure and Other Operating Metric" below.
Key Metrics
We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measure and other operating metrics are useful in evaluating our business:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

	(in millions, except customers in thousands and ARPU)
Total bookings	$538.6	$475.9	$1,096.4	$974.6
Total customers at period end	14,327	13,281	14,327	13,281
Average revenue per user (ARPU)	$125	$118	$125	$118
Adjusted EBITDA	$103.5	$82.3	$219.1	$176.2

Total bookings. Total bookings represents cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business since we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period because refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.
Total bookings increased 13.2% from $475.9 million for the three months ended June 30, 2015 to $538.6 million for the three months ended June 30, 2016 and increased 12.5% from $974.6 million for the six months ended June 30, 2015 to $1,096.4 million for the six months ended June 30, 2016. These increases were primarily driven by a 7.9% increase in total customers since June 30, 2015, a 4.5% increase in domains under management over the same period, continued increases in our aftermarket domains business, broadened customer adoption of non-domains products and a higher growth rate associated with our continued expansion in international markets, partially offset by the impact of adverse movements in foreign currency exchange rates.
Total customers. We define total customers as those, as of the end of a period, having an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.
Total customers increased 7.9% from 13.3 million as of June 30, 2015 to 14.3 million as of June 30, 2016. Our customer growth primarily resulted from our continued international expansion, our ongoing marketing and advertising initiatives and our enhanced and expanded product offerings.
Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers.
ARPU increased 6.2% from $118 for the period ended June 30, 2015 to $125 for the period ended June 30, 2016, primarily due to broadened customer adoption of our products resulting in increased customer spend, revenue from acquired businesses and, to a lesser extent, the reduced impact of purchase accounting adjustments, partially offset by the impact of adverse movements in foreign currency exchange rates.
Adjusted EBITDA. Adjusted EBITDA is a measure of our performance aligning our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate Adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes and adjustments to the TRA liability, equity-based compensation expense, change in deferred revenue including the impact of realized gains or losses from the hedging of bookings in foreign currencies, change in prepaid and accrued registry costs and acquisition and sponsor-related costs. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors, which was terminated in connection with the IPO, (v) costs incurred under the executive chairman services agreement, which was terminated in connection with the IPO, (vi) costs associated with consulting services provided by KKR Capstone and (vii) the loss incurred on the extinguishment of the senior note. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a comparison of our performance from period to period.
Adjusted EBITDA increased 25.8% from $82.3 million for the three months ended June 30, 2015 to $103.5 million for the three months ended June 30, 2016 and increased 24.3% from $176.2 million for the six months ended June 30, 2015 to $219.1 million for the six months ended June 30, 2016. These increases primarily resulted from our revenue growth, revenue from acquired businesses and improved operating efficiencies.
Beginning in the third quarter, we intend to modify our non-GAAP financial measures to ensure compliance with interpretations on the use of such measures recently issued by the SEC. As a result, we will transition away from our historical presentation of Adjusted EBITDA and intend to gather feedback from the investment community regarding the most appropriate and transparent way to bridge from our current metrics to any new measures. We do not expect any potential new metrics or measures to affect our business.
Reconciliation of Non-GAAP Financial Measure and Other Operating Metric
Our non-GAAP financial measure, Adjusted EBITDA, has limitations as an analytical tool and you should not consider it in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of this non-GAAP financial measure versus its nearest GAAP equivalent. Adjusted EBITDA is not a substitute for net loss. This non-GAAP financial measure may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently, particularly related to adjustments for acquisition accounting and non-recurring expenses. Adjusted EBITDA also excludes certain recurring expenses that have been, and will continue to be, significant expenses of our business.
The following tables reconcile bookings and Adjusted EBITDA to their most directly comparable GAAP financial measure.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Total Bookings:
Total revenue	$456.2	$394.5	$889.9	$770.8
Change in deferred revenue(1)	47.7	45.1	131.0	132.1
Net refunds	35.0	35.4	73.4	70.5
Other	(0.3)	0.9	2.1	1.2
Total bookings	$538.6	$475.9	$1,096.4	$974.6

(1)	Change in deferred revenue also includes the impact of realized gains or losses from the hedging of bookings in foreign currencies.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Adjusted EBITDA:
Net loss	$(11.1)	$(71.3)	$(29.4)	$(114.7)
Interest expense, net of interest income(1)	14.0	16.4	27.9	39.9
(Benefit) provision for income taxes and adjustments to the TRA liability	5.7	0.2	11.7	(0.2)
Depreciation and amortization	39.3	38.4	78.2	75.8
Equity-based compensation expense	10.8	9.8	22.8	18.5
Change in deferred revenue(2)	47.7	45.1	131.0	132.1
Change in prepaid and accrued registry costs(3)	(3.7)	(8.2)	(24.3)	(28.8)
Acquisition and sponsor-related costs(4)	0.8	51.9	1.2	53.6
Adjusted EBITDA	$103.5	$82.3	$219.1	$176.2

(1)	Interest income is included in “Other income (expense), net.”

(2)	Change in deferred revenue also includes the impact of realized gains or losses from the hedging of bookings in foreign currencies.

(3)	Change in prepaid and accrued registry costs includes the changes in prepaid domain name registry fees, registry deposits and registry payables.

(4)
Cash paid for acquisition and sponsor-related costs was $0.1 million and $29.7 million for the three months ended June 30, 2016 and 2015, and $0.4 million and $30.3 million for the six months ended June 30, 2016 and 2015, respectively.

Results of Operations
The following tables set forth our consolidated results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Revenue:
Domains	$229.8	$208.5	$448.7	$407.7
Hosting and presence	167.5	145.5	327.9	285.7
Business applications	58.9	40.5	113.3	77.4
Total revenue	456.2	394.5	889.9	770.8
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	162.1	139.7	316.5	276.9
Technology and development	70.2	67.0	141.9	133.9
Marketing and advertising	60.0	50.8	117.5	101.5
Customer care	62.1	55.7	123.8	112.4
General and administrative	52.8	76.5	101.0	124.4
Depreciation and amortization	39.3	38.4	78.2	75.8
Total costs and operating expenses	446.5	428.1	878.9	824.9
Operating income (loss)	9.7	(33.6)	11.0	(54.1)
Interest expense	(14.3)	(16.6)	(28.6)	(40.1)
Tax receivable agreements liability adjustment	(6.1)	—	(10.7)	—
Loss on debt extinguishment	—	(21.4)	—	(21.4)
Other income (expense), net	(0.8)	0.5	(0.1)	0.7
Loss before income taxes	(11.5)	(71.1)	(28.4)	(114.9)
Benefit (provision) for income taxes	0.4	(0.2)	(1.0)	0.2
Net loss	(11.1)	(71.3)	(29.4)	(114.7)
Less: net loss attributable to non-controlling interests	(2.2)	(41.5)	(10.0)	(41.5)
Net loss attributable to GoDaddy Inc.	$(8.9)	$(29.8)	$(19.4)	$(73.2)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue:
Domains	50.4%	52.9%	50.4%	52.9%
Hosting and presence	36.7%	36.9%	36.9%	37.1%
Business applications	12.9%	10.2%	12.7%	10.0%
Total revenue	100.0%	100.0%	100.0%	100.0%
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	35.5%	35.4%	35.6%	35.9%
Technology and development	15.4%	17.0%	15.9%	17.4%
Marketing and advertising	13.2%	12.9%	13.2%	13.2%
Customer care	13.6%	14.1%	13.9%	14.6%
General and administrative	11.6%	19.4%	11.4%	16.1%
Depreciation and amortization	8.6%	9.7%	8.8%	9.8%
Total costs and operating expenses	97.9%	108.5%	98.8%	107.0%
Operating income (loss)	2.1%	(8.5)%	1.2%	(7.0)%
Interest expense	(3.1)%	(4.2)%	(3.2)%	(5.2)%
Tax receivable agreements liability adjustment	(1.4)%	—%	(1.2)%	—%
Loss on debt extinguishment	—%	(5.4)%	—%	(2.8)%
Other income (expense), net	(0.2)%	0.1%	—%	0.1%
Loss before income taxes	(2.6)%	(18.0)%	(3.2)%	(14.9)%
Benefit (provision) for income taxes	0.1%	(0.1)%	(0.1)%	—%
Net loss	(2.5)%	(18.1)%	(3.3)%	(14.9)%
Less: net loss attributable to non-controlling interests	(0.5)%	(10.5)%	(1.1)%	(5.4)%
Net loss attributable to GoDaddy Inc.	(2.0)%	(7.6)%	(2.2)%	(9.5)%
Revenue
We generate substantially all of our revenue from sales of product subscriptions, including domain registrations and renewals, hosting and presence offerings and business applications. Our subscription terms are typically one year, but can range from monthly terms to multi-annual terms of up to 10 years depending on the product. We generally collect the full amount of subscription fees at the time of sale, but recognize revenue ratably over the applicable contract term.
Domains revenue primarily consists of revenue from the sale of domain registration subscriptions, domain add-ons and aftermarket domain sales. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain.
Hosting and presence revenue primarily consists of revenue from the sale of subscriptions for our website hosting products, website building products, online visibility products, security products and an online store.
Business applications revenue primarily consists of revenue from the sale of subscriptions for email accounts, online calendar, online data storage, third-party productivity applications and email marketing tools.
Revenue is presented net of refunds, and we maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the applicable subscription terms compared to the amount originally expected.

The following table presents our revenue during the three and six months ended June 30, 2016 and 2015:

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

Domains	$229.8	$208.5	$21.3	10%	$448.7	$407.7	$41.0	10%
Hosting and presence	167.5	145.5	22.0	15%	327.9	285.7	42.2	15%
Business applications	58.9	40.5	18.4	45%	113.3	77.4	35.9	46%
Total revenue	$456.2	$394.5	$61.7	16%	$889.9	$770.8	$119.1	15%
Total revenue increased $61.7 million, or 15.6%, from $394.5 million for the three months ended June 30, 2015 to $456.2 million for the three months ended June 30, 2016 and increased $119.1 million, or 15.5%, from $770.8 million for the six months ended June 30, 2015 to $889.9 million for the six months ended June 30, 2016. These increases were primarily driven by growth in total customers and ARPU, as well as revenue from acquired businesses. Total customers increased 1.0 million, or 7.9%, from 13.3 million as of June 30, 2015 to 14.3 million as of June 30, 2016. The increase in customers impacted each of our revenue lines, as the additional customers purchased subscriptions across our product portfolio.
Domains
Domains revenue increased $21.3 million, or 10.2%, from $208.5 million for the three months ended June 30, 2015 to $229.8 million for the three months ended June 30, 2016. The increase was primarily attributable to an $11.5 million increase in revenue from domain registrations and renewals and a $7.2 million increase in revenue from aftermarket domain sales.
Domains revenue increased $41.0 million, or 10.1%, from $407.7 million for the six months ended June 30, 2015 to $448.7 million for the six months ended June 30, 2016. This increase was primarily attributable to a $24.4 million increase in revenue from domain registrations and renewals and a $13.5 million increase in revenue from aftermarket domain sales.
Domains under management increased 4.5% from 60.1 million as of June 30, 2015 to 62.8 million as of June 30, 2016, impacting domains revenue in both periods.
Hosting and presence
Hosting and presence revenue increased $22.0 million, or 15.1%, from $145.5 million for the three months ended June 30, 2015 to $167.5 million for the three months ended June 30, 2016. The increase was primarily attributable to a $10.5 million increase in revenue from our website hosting and website building products and a $6.6 million increase in revenue from sales of our security products.
Hosting and presence revenue increased $42.2 million, or 14.8%, from $285.7 million for the six months ended June 30, 2015 to $327.9 million for the six months ended June 30, 2016. The increase was primarily attributable to a $21.8 million increase in revenue from our website hosting and website building products and a $13.2 million increase in revenue from sales of our security products.
Business applications
Business applications revenue increased $18.4 million, or 45.4%, from $40.5 million for the three months ended June 30, 2015 to $58.9 million for the three months ended June 30, 2016 and increased $35.9 million, or 46.4%, from $77.4 million for the six months ended June 30, 2015 to $113.3 million for the six months ended June 30, 2016. These increases were primarily driven by our offering of expanded email and productivity solutions and increased customer adoption of our business applications products.

Costs and Operating Expenses
Cost of revenue
Costs of revenue are the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain registration fees paid to the various domain registries, payment processing fees, third-party commissions and licensing fees for third-party productivity applications. Similar to our billing practices, we pay domain costs at the time of purchase for the life of each customer subscription, but recognize the costs of service ratably over the term of our customer contracts. The terms of registry pricing are established by agreements between registries and registrars, and can vary significantly depending on the TLD. We expect cost of revenue to increase in absolute dollars in future periods as we expand our domains business and increase our customer base. Cost of revenue may increase or decrease as a percentage of total revenue, depending on the mix of products sold in a particular period and the sales and marketing channels used.

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

Cost of revenue (excluding depreciation and amortization)	$162.1	$139.7	$22.4	16%	$316.5	$276.9	$39.6	14%
Cost of revenue increased $22.4 million, or 16.0%, from $139.7 million for the three months ended June 30, 2015 to $162.1 million for the three months ended June 30, 2016. This increase was primarily attributable to a $7.0 million increase in domain registration costs driven by a 4.5% increase in domains under management as well as a higher per domain registration cost associated with many of the new gTLDs, a $6.0 million increase in software licensing fees primarily related to increased sales of email and productivity solutions and increased third-party commissions driven by increased aftermarket domain sales.
Cost of revenue increased $39.6 million, or 14.3%, from $276.9 million for the six months ended June 30, 2015 to $316.5 million for the six months ended June 30, 2016. This increase was primarily attributable to an $15.8 million increase in domain registration costs driven by a 4.5% increase in domains under management as well as a higher per domain registration cost associated with many of the new gTLDs, a $10.1 million increase in software licensing fees primarily related to increased sales of email and productivity solutions, increased third-party commissions driven by increased aftermarket domain sales and increased payment processing fees due to the overall bookings increase.
Technology and development
Technology and development expenses represent the costs associated with the creation, development and distribution of our products and websites. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the data centers and systems infrastructure supporting those products, excluding depreciation expense. We expect technology and development expense to increase in absolute dollars as we continue to enhance existing products, develop new products and geographically diversify our data center footprint. Technology and development expenses may increase or decrease as a percentage of total revenue depending on our level of investment in additional personnel and the expansion of our global infrastructure footprint. Our investments in additional technology and development expenses are made to enhance our integrated technology infrastructure and support our new and enhanced product offerings, international expansion and the overall growth of our business.

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

Technology and development	$70.2	$67.0	$3.2	5%	$141.9	$133.9	$8.0	6%
Technology and development expenses increased $3.2 million, or 4.8%, from $67.0 million for the three months ended June 30, 2015 to $70.2 million for the three months ended June 30, 2016 due to immaterial increases in a variety of expenses associated with our international expansion and the overall growth of our business.

Technology and development expenses increased $8.0 million, or 6.0%, from $133.9 million for the six months ended June 30, 2015 to $141.9 million for the six months ended June 30, 2016. The increase was primarily attributable to a $4.6 million increase in compensation-related costs for our technology and development employees as well as increased expenses associated with our international expansion and the overall growth of our business.
Marketing and advertising
Marketing and advertising expenses represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across television and radio, search engines, online display, social media and spokesperson and event sponsorships. These expenses also include personnel costs and affiliate program commissions. We expect marketing and advertising expenses to fluctuate both in absolute dollars and as a percentage of total revenue depending on the size and scope of our future campaigns, particularly related to new product introductions and the growth of our international business.

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

Marketing and advertising	$60.0	$50.8	$9.2	18%	$117.5	$101.5	$16.0	16%
Marketing and advertising expenses increased $9.2 million, or 18.1%, from $50.8 million for the three months ended June 30, 2015 to $60.0 million for the three months ended June 30, 2016 and increased $16.0 million, or 15.8%, from $101.5 million for the six months ended June 30, 2015 to $117.5 million for the six months ended June 30, 2016. These increases were primarily attributable to increased discretionary advertising spend driven by our international expansion.
Customer care
Customer care expenses represent the costs to advise our customers and service their needs, primarily consisting of personnel costs. We expect these expenses to increase in absolute dollars in the future as we expand our domestic and international Customer Care teams due to increases in total customers. We expect Customer Care expenses to fluctuate as a percentage of total revenue depending on the level of personnel required to support the continued growth of our business.

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

Customer care	$62.1	$55.7	$6.4	11%	$123.8	$112.4	$11.4	10%
Customer care expenses increased $6.4 million, or 11.5%, from $55.7 million for the three months ended June 30, 2015 to $62.1 million for the three months ended June 30, 2016. The increase was primarily due to a $4.3 million increase in compensation-related costs driven by increased average headcount, as well as incremental costs associated with the continued expansion of our international third-party Customer Care locations.
Customer care expenses increased $11.4 million, or 10.1%, from $112.4 million for the six months ended June 30, 2015 to $123.8 million for the six months ended June 30, 2016. The increase was primarily due to an $8.0 million increase in compensation-related costs driven by increased average headcount, as well as incremental costs associated with the continued expansion of our international third-party Customer Care locations.
General and administrative
General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent for all locations, all employee travel expenses, sponsor-based costs and other general costs. We expect general and administrative expenses to increase in absolute dollars in the future as a result of our overall growth and increased personnel costs.

In the three and six months ended June 30, 2015, general and administrative expenses include $29.7 million of additional expenses related to certain payments made following the completion of the IPO, including $26.7 million paid to the Sponsors in connection with the termination of the transaction and monitoring fee agreement and $3.0 million paid to Bob Parsons in connection with the termination of the executive chairman services agreement.

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

General and administrative	$52.8	$76.5	$(23.7)	(31)%	$101.0	$124.4	$(23.4)	(19)%
General and administrative expenses decreased $23.7 million, or 31.0%, from $76.5 million for the three months ended June 30, 2015 to $52.8 million for the three months ended June 30, 2016. Excluding the termination payments discussed above, general and administrative expenses increased $6.0 million, or 12.8%, from $46.8 million for the three months ended June 30, 2015 to $52.8 million for the three months ended June 30, 2016, primarily due to a $4.1 million increase in compensation-related costs driven by increased average headcount.
General and administrative expenses decreased $23.4 million, or 18.8%, from $124.4 million for the six months ended June 30, 2015 to $101.0 million for the six months ended June 30, 2016. Excluding the termination payments discussed above, general and administrative expenses increased $6.3 million, or 6.7%, from $94.7 million for the six months ended June 30, 2015 to $101.0 million for the six months ended June 30, 2016, primarily due to a $4.6 million increase in compensation-related costs driven by increased average headcount.
Depreciation and amortization
Depreciation and amortization expenses consist of charges relating to the depreciation of the property and equipment used in our business and the amortization of acquired intangible assets. Depreciation and amortization may increase or decrease in absolute dollars in future periods depending on our future level of capital investments in hardware and other equipment as well as amortization expense associated with future acquisitions.

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

Depreciation and amortization	$39.3	$38.4	$0.9	2%	$78.2	$75.8	$2.4	3%
There were no material changes in depreciation and amortization expense between the periods presented.
Interest expense

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%

Interest expense	$14.3	$16.6	$(2.3)	(14)%	$28.6	$40.1	$(11.5)	(29)%
Interest expense decreased $2.3 million, or 13.9%, from $16.6 million for the three months ended June 30, 2015 to $14.3 million for the three months ended June 30, 2016 and decreased $11.5 million, or 28.7%, from $40.1 million for the six months ended June 30, 2015 to $28.6 million for the six months ended June 30, 2016, primarily driven by interest savings resulting from our repayment of the senior note to YAM in April 2015.
Loss on debt extinguishment
In April 2015, we recognized a $21.4 million loss on debt extinguishment as a result of the repayment of the senior note to YAM, which consisted of prepayment premium of $13.5 million and the write-off of $7.1 million of unamortized original issue discount and $0.8 million of deferred financing costs.

Liquidity and Capital Resources
Overview
Excluding our IPO proceeds, our principal sources of liquidity have been cash flow generated from operations and long-term debt borrowings. Our principal uses of cash have been to fund operations, acquisitions and capital expenditures, as well as make distributions to holders of LLC Units, interest payments and mandatory principal payments on our long-term debt.
In general, we seek to deploy our capital in a systematically prioritized manner focusing first on requirements for operations, then on growth investments, and finally on equity holder returns. Our strategy is to deploy capital from any potential source, whether debt, equity or internally generated cash, depending on the adequacy and availability of the source of capital and which source may be used most efficiently and at the lowest cost at such time. Therefore, while cash generated from operations is our primary source of operating liquidity and we believe our internally generated cash flows are sufficient to support our day-to-day operations, we use a variety of capital sources to fund our needs for less predictable investment decisions such as acquisitions.
We have incurred long-term debt, including under the Credit Facility described below, to fund acquisitions and for our working capital needs. As a result of our debt, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. However, the restrictions under our Credit Facility are subject to a number of qualifications and exceptions and may be amended with the consent of our lenders.
We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support domestic and international development efforts, continued brand development and advertising spend, the expansion of Customer Care and general and administrative activities, the introduction of new and enhanced product offerings, the costs to support new and replacement capital equipment and the completion of strategic acquisitions.
In May 2016, we entered into a definitive agreement to acquire Freedom Voice Systems, Inc., a provider of cloud-based communications systems for small to mid-sized businesses, for $42.0 million in cash and additional contingent earn-out payments of up to an additional $5.0 million payable upon the achievement of specified milestones. The acquisition is subject to a number of closing conditions, including obtaining regulatory approvals, and is expected to be completed before the end of 2016.
Credit Facility
Our Credit Facility consists of the $1,100.0 million Term Loan maturing on May 13, 2021 and the available $150.0 million Revolving Credit Loan maturing on May 13, 2019, as described in Note 8 to our consolidated financial statements included in Part I, Item I of this Quarterly Report on Form 10-Q.
The Credit Facility is subject to customary fees for loan facilities of this type, including a commitment fee on the Revolving Credit Loan. The Term Loan is required to be repaid in quarterly installments of 0.25% of the original principal, with the balance due at maturity. The Term Loan must be repaid with proceeds from certain asset sales and debt issuances and with a portion of our excess cash flow, up to 50.0%, depending on our net leverage ratio. The Credit Facility is guaranteed by all of our material domestic subsidiaries and is secured by substantially all of our and such subsidiaries' real and personal property.
The Credit Facility contains covenants restricting, among other things, our ability, or the ability of our subsidiaries, to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes including mergers and consolidations, sell assets, make restricted payments including dividends, distributions and investments, prepay junior indebtedness and engage in operations other than in connection with acting as a holding company, subject to customary exceptions. The Revolving Credit Loan also contains a financial covenant requiring us to maintain a maximum net leverage ratio of 7.25:1.00 at all times our usage exceeds 30.0% of the maximum capacity. The net leverage ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated EBITDA (as defined in the Credit Facility). As of June 30, 2016, we were in compliance with all such covenants and had no amounts drawn on the Revolving Credit Loan.

Tax Receivable Agreements
We are a party to five TRAs. Under four of these agreements, we are generally required to pay to certain pre-IPO owners approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with LLC Units acquired in the pre-IPO organizational transactions, the benefit of which is allocable to us as a result of such transactions (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) NOLs available as a result of such transactions and (3) tax benefits related to imputed interest.
As of December 31, 2015, our liability under the TRAs was $151.6 million, representing approximately 85% of the calculated tax savings based on the portion of the OBAs we anticipated being able to utilize in future years.
In April 2016, we completed a secondary offering in which certain stockholders sold an aggregate of 18,975 shares of our Class A common stock at a public offering price of $30.25 per share. We did not receive any of the proceeds from the sale of these shares. The offering also included the exchange of 10,382 LLC Units (together with the corresponding shares of Class B common stock) for Class A common stock by certain selling stockholders.
During the six months ended June 30, 2016, we increased the liability under the TRAs to $200.8 million, including $6.9 million recorded as a current liability. The offsetting amounts to this increase consisted of 1) a $38.5 million reduction of additional paid-in capital resulting from the completion of the April 2016 secondary offering and 2) a $10.7 million charge to our consolidated statement of operations, which was primarily due to: i) an increase in our ownership of Desert Newco, ii) the finalization of Desert Newco's 2015 taxable income allocated to us and iii) a change in forecasted 2016 taxable income.
We have determined it is more-likely-than-not we will be unable to utilize all of our deferred tax assets subject to the TRAs; therefore, we have not recorded a liability under the TRAs related to the tax savings we may realize from the utilization of NOL carryforwards and the amortization related to basis adjustments under Code Section 754 created by exchanges of LLC Units, including those exchanged in the secondary offering. If utilization of these deferred tax assets becomes more-likely-than-not in the future, at such time, we will record liabilities under the TRAs of up to an additional $171.1 million as a result of basis adjustments under Code Section 754 and up to an additional $120.1 million related to the tax attributes received in the pre-IPO organizational transactions, which will be recorded through charges to our consolidated statement of operations. Additionally, if these tax attributes are not utilized in future years, it is reasonably possible no amounts would be paid under the TRAs.
We may record additional liabilities under the TRAs when LLC Units are exchanged in the future and as our estimates of the future utilization of the tax attributes, NOLs and other tax benefits change. We expect to make payments under the TRAs, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue from the due date (without extensions) of such tax return at a rate equal to the one year LIBOR plus 100 basis points. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due. We currently expect to begin making payments related to the existing liability under the TRAs in 2017. See Note 10 to our condensed consolidated financial statements for further discussion of this liability.
Because we are a holding company with no operations, we rely on Desert Newco to provide us with funds necessary to meet any financial obligations. If we do not have sufficient funds to pay TRA, tax or other liabilities or to fund our operations (as a result of Desert Newco’s inability to make distributions to us due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRAs), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect at the date of our IPO).
Tax Distributions to Desert Newco's Owners
Tax distributions are required under the terms of Desert Newco's limited liability company agreement. Any required payments are calculated each quarter based on a number of variables, including Desert Newco's taxable income or loss, allocations of taxable income among Desert Newco's owners based on principles detailed within the Treasury Regulations, tax deductions for stock option exercises and vested RSUs and changing ownership percentages among Desert Newco's owners. In addition, under the tax rules, Desert Newco is required to allocate taxable income disproportionately to its unit holders. Because tax distributions are determined based on the holder of LLC Units who is allocated the largest amount of cumulative taxable income on a per unit basis, but are made pro rata based on ownership, Desert Newco is required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes Desert Newco would have otherwise paid.
As of December 31, 2015, our accrual for tax distributions related to estimated taxable income allocations to Desert Newco's owners for 2015, excluding us, was $5.3 million. In March 2016, following the finalization of 2015 taxable income allocated to each Desert Newco owner, we paid $4.6 million of such distributions based on ownership as of the payment date as follows: $1.8 million to YAM, $1.0 million to Silver Lake, $1.0 million to KKR, $0.5 million to TCV and $0.3 million to other Desert Newco owners. The remaining accrual was reversed to additional paid-in capital.
As of March 31, 2016, we had accrued $5.8 million, with an offsetting reduction in additional paid-in capital, for tax distributions related to estimated taxable income allocations to Desert Newco's owners for the first quarter of 2016, excluding us. In April 2016, we paid $2.3 million to YAM, $1.3 million to Silver Lake, $1.2 million to KKR, $0.7 million to TCV and $0.3 million to other Desert Newco owners.
An accrual for tax distributions was not required as of June 30, 2016. We may be required to make additional payments to Desert Newco’s owners related to taxable income allocations for the remainder of 2016. However, because the calculation of such payments is based on future taxable income and other variables, there is significant uncertainty as to whether or not such distributions will be required.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
	2016	2015

Net cash provided by operating activities	$197.7	$119.4
Net cash used in investing activities	(73.0)	(55.0)
Net cash (used in) provided by financing activities	(0.6)	86.0
Net increase in cash and cash equivalents	$124.1	$150.4
Operating Activities
Our primary source of cash from operating activities has been cash collections from our customers. We expect cash inflows from operating activities to be primarily affected by increases in total bookings. Our primary uses of cash from operating activities have been for domain registration costs paid to registries, personnel costs, discretionary marketing and advertising costs, technology and development costs and interest payments. We expect cash outflows from operating activities to be affected by the timing of payments we make to registries and increases in personnel and other operating costs as we continue to grow our business and expand internationally.
Net cash provided by operating activities increased $78.3 million from $119.4 million during the six months ended June 30, 2015 to $197.7 million during the six months ended June 30, 2016, primarily due to a $65.1 million improvement in our operating income (loss) and a $12.1 million reduction in interest payments primarily resulting from the repayment of the senior note to YAM in April 2015.
Investing Activities
Our investing activities primarily consist of strategic acquisitions and purchases of property and equipment related to growth in our data centers and to support the overall growth of our business and international expansion. We expect our investing cash flows to be affected by the timing of payments we make for capital expenditures and the strategic acquisition or other growth opportunities we decide to pursue.

Net cash used in investing activities increased $18.0 million from $55.0 million during the six months ended June 30, 2015 to $73.0 million during the six months ended June 30, 2016, primarily due to a $10.6 million increase in business acquisitions and a $3.6 million increase in capital expenditures.
Financing Activities
Excluding our IPO proceeds, our financing activities primarily consist of the repayment of principal on long-term debt, stock option activity and the payment of tax distributions to holders of LLC Units.
Net cash from financing activities decreased $86.6 million from $86.0 million provided by financing activities during the six months ended June 30, 2015 to $0.6 million used in financing activities the six months ended June 30, 2016. This was primarily due to the receipt of net IPO proceeds of $482.5 million in 2015 and $10.8 million of distributions paid to holders of LLC Units in 2016. These decreases were partially offset by the repayment of long-term debt of $375.0 million and the payment of debt extinguishment fees of $13.5 million in 2015 and a $22.4 million increase in proceeds received from stock option and warrant exercises.
Deferred Revenue
Deferred revenue consists of our sales for products not yet recognized as revenue at the end of a period. Our deferred revenue as of June 30, 2016 was $1,545.0 million, and is expected to be recognized as revenue as follows:

	Remainder of 2016	2017	2018	2019	2020	Thereafter	Total

Domains	$349.3	$272.0	$94.6	$50.8	$30.8	$40.6	$838.1
Hosting and presence	244.5	176.0	69.0	22.3	8.4	6.6	526.8
Business applications	88.9	59.6	18.7	7.0	3.3	2.6	180.1
	$682.7	$507.6	$182.3	$80.1	$42.5	$49.8	$1,545.0
Off-Balance Sheet Arrangements
As of June 30, 2016 and December 31, 2015, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our consolidated financial statements.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP, and in doing so, we have to make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates, assumptions and judgments on an ongoing basis. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change our results from those reported. We refer to estimates, assumptions and judgments of this type as our critical accounting policies and estimates, which we discuss in our 2015 Form 10-K. We review our critical accounting policies and estimates with the audit committee of our board of directors on an annual basis.
There have been no material changes in our critical accounting policies from those disclosed in our 2015 Form 10-K.
Recent Accounting Pronouncements
For information regarding recent accounting pronouncements, see Note 2 to our consolidated financial statements appearing in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and variable interest rates.
Foreign Currency Risk
A portion of our bookings, revenue and operating expenses is denominated in foreign currencies, which are subject to exchange rate fluctuations. Our most significant foreign currency exposures are the Euro, the British pound, the Indian rupee and the Canadian dollar. Our reported bookings, revenues and operating results may be impacted by fluctuations in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may also cause us to recognize transaction gains and losses in our consolidated statement of operations; however, to date, such amounts have not been material. As our international operations grow, our exposure to fluctuations in currency rates may increase, which may increase the costs associated with our international expansion. During the three months ended June 30, 2016, our total bookings growth in constant currency would have been approximately 120 basis points higher and total revenue growth would have been approximately 200 basis points higher. Constant currency is calculated by translating bookings and revenue for each month in the current period using the foreign currency exchange rate for the corresponding month in the prior period, excluding any hedging gains or losses realized during the period.
We utilize foreign exchange forward contracts to manage the volatility of our bookings and revenue related to foreign currency transactions. These forward contracts reduce, but do not eliminate, the impact of adverse currency exchange rate fluctuations. We designate these forward contracts as cash flow hedges for accounting purposes. Changes in the intrinsic value of these hedges are recorded as a component of accumulated other comprehensive income. Gains and losses, once realized, are recorded as a component of accumulated other comprehensive income and are amortized to revenue over the same period in which the underlying hedged amounts are recognized. At June 30, 2016, the total notional amount of such contracts was $51.8 million, all having maturities of 12 months or less, and the realized and unrealized gain included in accumulated other comprehensive income totaled $3.1 million.
Interest Rate Sensitivity
Interest rate risk reflects our exposure to movements in interest rates associated with our borrowings. Borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.25% per annum or (b) 2.25% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate or (iii) one-month LIBOR plus 1.0%. Borrowings under the Term Loan were $1,078.0 million as of June 30, 2016. The effect of a hypothetical 10% change in interest rates would not have had a material impact on our interest expense.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the Exchange Act), as of the end of the period covered by this Quarterly Report on Form 10-Q.
Based on this evaluation, our CEO and CFO concluded that, as of June 30, 2016, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Changes in Internal Control Over Financial Reporting
No changes in our internal control over financial reporting occurred during the quarter ended June 30, 2016 that materially affected, or which are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Part II - OTHER INFORMATION
Item 1.    Legal Proceedings
We are currently subject to litigation incidental to our business, including patent infringement litigation and trademark infringement claims, as well as other litigation of a non-material nature. Although the results of the lawsuits, claims and proceedings in which we are involved cannot be predicted with certainty, we do not believe the final outcome of these matters will have a material adverse effect on our business, financial condition or results of operations.
Regardless of the final outcome, defending lawsuits, claims and proceedings in which we are involved is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.
Item 1A. Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading "Risk Factors" in our 2015 Form 10-K.
Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3.    Defaults Upon Senior Securities
None.
Item 4.    Mine Safety Disclosures
Not applicable.
Item 5.     Other Information
Not applicable.
Item 6    Exhibits
See the Exhibit Index immediately following the signature page of this Quarterly Report on Form 10-Q.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GODADDY INC.

Date:	August 4, 2016	/s/ Scott W. Wagner
Scott W. Wagner
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1+*	Employment Agreement, dated as of June 1, 2014, by and among GoDaddy.com, LLC, Desert Newco, LLC and James Carroll.
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**
The certifications attached as Exhibit 32.1 accompanying this Quarterly Report on Form 10-Q, are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of GoDaddy Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Quarterly Report on Form 10-Q, irrespective of any general incorporation language contained in such filing.